EXHIBIT 99.42
                                                                   -------------


                       VOTING AND EXCHANGE TRUST AGREEMENT


                  MEMORANDUM OF AGREEMENT made as of the 21st day of December, 2004.

AMONG:

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada in its capacity as trustee for and on behalf of ADVANTAGE ENERGY INCOME FUND, a trust settled and governed pursuant to the laws of Alberta (the "ADVANTAGE TRUST");

                                     - and -

                  ADVANTAGE OIL & GAS LTD., a corporation incorporated under the laws of Alberta ("AOG"),

                                     - and -

                  ADVANTAGE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "EXCHANGECO")

                                     - and -

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada ("TRUSTEE"), in its capacity as Trustee for and on behalf of the parties entitled to the benefit of this Voting and Exchange Trust Agreement.

                  WHEREAS pursuant to an arrangement agreement dated as of November 3, 2004 among Defiant Energy Corporation, 1135488 Alberta Ltd., AOG and Advantage Trust (such agreement, as it may be amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a voting and exchange trust agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AOG, which were issued pursuant to the Arrangement;

                  AND WHEREAS the articles of AOG set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

                  AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

                  NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:


                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1               DEFINITIONS

                  In this Agreement, the following terms shall have the following meanings:

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                                       2

"ACT" means the BUSINESS CORPORATIONS ACT (Alberta), as amended;

"ADVANTAGE TRUST CONSENT" has the meaning given to that term in Section 4.2;

"ADVANTAGE TRUST MEETING" has the meaning given to that term in Section 4.2;

"AFFILIATE" has the meaning given to that term in the Securities Act;

"AGGREGATE EQUIVALENT VOTE AMOUNT" means, with respect to any matter, proposition or question on which Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries on the record date of any meeting;

"AUTOMATIC EXCHANGE RIGHTS" means the benefit of the obligation of Advantage Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as defined in Section 5.12(c);

"BENEFICIARIES" means the registered holders from time to time of Exchangeable Shares, other than Advantage Trust, ExchangeCo or any subsidiary of Advantage Trust;

"BENEFICIARY VOTES" has the meaning given to that term in Section 4.2;

"BOARD OF DIRECTORS" means the Board of Directors of AOG from time to time;

"BUSINESS DAY" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"CALL RIGHTS" has the meaning given to that term in the Share Provisions;

"CURRENT MARKET PRICE" has the meaning given to that term in the Share
Provisions;

"EXCHANGE RATIO" has the meaning given to that term in the Share Provisions;

"EXCHANGE RIGHTS" has the meaning given to that term in Section 5.1(a);

"EXCHANGE RIGHTS TRIGGER EVENT" has the meaning given to that term in Section 5.1(a);

"EXCHANGEABLE SHARES" means the non-voting exchangeable shares of AOG, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"INDEMNIFIED PARTIES" has the meaning given to that term in Section 8.1;

"INSOLVENCY EVENT" means the institution by AOG of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AOG to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the COMPANIES CREDITORS' ARRANGEMENT ACT (Canada) and the BANKRUPTCY AND INSOLVENCY ACT (Canada), and the failure by AOG to contest in good faith any such proceedings commenced in respect of AOG within 15 days of becoming aware thereof, or the consent by AOG to the filing of any such petition or to the appointment of a receiver, or the making by AOG of a general assignment for the benefit of creditors, or the admission in writing by AOG of its inability to pay its debts generally as they become due, or AOG not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"LIQUIDATION CALL RIGHT" has the meaning given to that term in the Share Provisions;

"LIQUIDATION EVENT EFFECTIVE DATE" has the meaning given to that term in Section 5.12(c);

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"LIQUIDATION EVENT" has the meaning given to that term in Section 5.12(b);

"LIST" has the meaning given to that term in Section 4.6;

"OFFICER'S CERTIFICATE" means, with respect to AOG, a certificate signed by any officer or director of AOG.;

"PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"REDEMPTION CALL RIGHT" has the meaning given to that term in the Share Provisions;

"RETRACTED SHARES" has the meaning given to that term in Section 5.7;

"RETRACTION CALL RIGHT" has the meaning given to that term in the Share Provisions;

"SECURITIES ACT" means the SECURITIES ACT (Alberta), as amended;

"SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AOG;

"SPECIAL VOTING UNIT" means the one special voting unit of Advantage Trust, issued by Advantage Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Unitholders equal to the Aggregate Equivalent Vote Amount;

"SUCCESSOR" has the meaning given to that term in Section 10.1(a);

"SUPPORT AGREEMENT" means that certain support agreement made as of even date herewith among Advantage Trust, AOG and ExchangeCo;

"TRUST" means Computershare Trust Company of Canada in its capacity as Trustee for and on behalf of the parties entitled to the benefit of this Agreement, subject to the provisions of Article 9, and includes any successor trustee hereunder;

"TRUST ESTATE" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"TRUST UNITS" means the trust units of Advantage Trust as constituted on the date hereof;

"TRUSTEE" means Computershare Trust Company of Canada in its capacity as Trustee for and on behalf of the parties entitled to the benefit of this Agreement, subject to the provisions of Article 9, and includes any successor trustee hereunder;

"UNITHOLDERS" means the registered holders of Trust Units from time to time; and

"VOTING RIGHTS" means the voting rights attached to the Special Voting Unit.

1.2               INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

                  The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and

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"hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3               NUMBER, GENDER, ETC.

                  Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4               DATE FOR ANY ACTION

                  If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.


                                   ARTICLE 2
                              PURPOSE OF AGREEMENT

2.1               ESTABLISHMENT OF TRUST

                  The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and the right to enforce the Support Agreement in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.


                                   ARTICLE 3
                               SPECIAL VOTING UNIT

3.1               ISSUANCE AND OWNERSHIP OF THE SPECIAL VOTING UNIT

                  Advantage Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Advantage Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Advantage Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2               LEGENDED SHARE CERTIFICATES

                  AOG will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3               SAFE KEEPING OF CERTIFICATE

                  The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

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                                   ARTICLE 4
                            EXERCISE OF VOTING RIGHTS

4.1               VOTING RIGHTS

                  The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Unitholders at an Advantage Trust Meeting or in connection with a Advantage Trust Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Advantage Trust Consent is sought or an Advantage Trust Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2               NUMBER OF VOTES

                  With respect to all meetings of Unitholders at which Beneficiaries of Trust Units are entitled to vote (an "ADVANTAGE TRUST MEETING") and with respect to all written consents sought by Advantage Trust from Unitholders (an "ADVANTAGE TRUST CONSENT"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned of record by such Beneficiary on the record date established by Advantage Trust or by applicable law for such Advantage Trust Meeting or Advantage Trust Consent, as the case may be, (the "BENEFICIARY VOTES") in respect of each matter, question or proposition to be voted on at such Advantage Trust Meeting or to be consented to in connection with such Advantage Trust Consent.

4.3               MAILINGS TO UNITHOLDERS

                  With respect to each Advantage Trust Meeting and Advantage Trust Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Advantage Trust utilizes in communications to Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Advantage Trust to
Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Trust Units) to be provided to Unitholders;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Advantage Trust Meeting or Advantage Trust Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Advantage Trust Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

         (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

         (ii) a proxy to a designated agent or other representative of the management of Advantage Trust to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

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(e)      a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of an Advantage Trust Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

                  The materials referred to above are to be provided by Advantage Trust to the Trustee, but shall be subject to review and comment by the Trustee.

                  For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Advantage Trust Meeting or Advantage Trust Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Advantage Trust or by applicable law for purposes of determining Unitholders entitled to vote at such Advantage Trust Meeting or to give written consent in connection with such Advantage Trust Consent. Advantage Trust will notify the Trustee in writing of any decision of the Board of Directors with respect to the calling of any such Advantage Trust Meeting or the seeking of such Advantage Trust Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this
Section 4.3.

4.4               COPIES OF UNITHOLDER INFORMATION

                  Advantage Trust will deliver to the Trustee copies of all proxy materials (including notices of Advantage Trust Meetings, but excluding proxies to vote Trust Units) information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Advantage Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Advantage Trust) received by the Trustee from Advantage Trust at the same time as such materials are first sent to Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5               OTHER MATERIALS

                  As soon as reasonably practicable after receipt by Advantage Trust or any Unitholder of any material sent or given generally to the Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Advantage Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as reasonably practicable thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Advantage Trust, copies of all such materials received by the Trustee from Advantage Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6               LIST OF PERSONS ENTITLED TO VOTE

                  AOG shall: (i) prior to each annual, general or special Advantage Trust Meeting or the seeking of any Advantage Trust Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "LIST") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with an Advantage Trust Meeting or a Advantage Trust Consent, at the close of business on the record date established by Advantage Trust or pursuant to applicable law for determining the Unitholders entitled to receive

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                                       7


notice of and/or to vote at such Advantage Trust Meeting or to give consent in connection with such Advantage Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by AOG of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement. Advantage Trust agrees to give AOG written notice (with a copy to the Trustee) of the calling of any Advantage Trust Meeting or the seeking of any Advantage Trust Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AOG to perform its obligations under this Section 4.6

4.7               ENTITLEMENT TO DIRECT VOTES

                  Any Beneficiary named in a List prepared in connection with any Advantage Trust Meeting or any Advantage Trust Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8      VOTING BY TRUSTEE, AND ATTENDANCE OF TRUSTEE REPRESENTATIVE, AT MEETING

(a) In connection with each Advantage Trust Meeting and Advantage Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3 hereof;

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Advantage Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

         (i)      has not previously given the Trustee instructions pursuant to
                  Section 4.3 hereof in respect of such meeting; or

         (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

         At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9               DISTRIBUTION OF WRITTEN MATERIALS

                  Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Advantage Trust utilizes in communications to Unitholders subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AOG. AOG shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a)      current lists of the Beneficiaries; and

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                                       8


(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by AOG to the Trustee, but shall be subject to review and comment by the Trustee.

4.10              TERMINATION OF VOTING RIGHTS

                  Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Advantage Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Advantage Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the retraction or redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AOG or any other distribution of the assets of AOG among its shareholders for the purpose of winding up its affairs pursuant to
Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Advantage Trust, ExchangeCo or a subsidiary of Advantage Trust pursuant to the exercise by Advantage Trust, ExchangeCo or a subsidiary of Advantage Trust of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holder thereof by AOG pursuant to Article 8 of the Share Provisions.


                                   ARTICLE 5
                     EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1               GRANT AND OWNERSHIP OF THE EXCHANGE RIGHTS

                  Each of Advantage Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the
Beneficiaries:

(a) the right (the "EXCHANGE RIGHTS"), upon the occurrence and during the continuance of:

         (i)      an Insolvency Event; or

         (ii) circumstances in which Advantage Trust or ExchangeCo are entitled to exercise any of the Call Rights, but elect not to exercise such Call Rights,

         (any such occurrence being an "EXCHANGE RIGHTS TRIGGER EVENT")

(b) the right to require Advantage Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(c)      the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Advantage Trust and ExchangeCo hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the grant of the rights described in subsections (a) through (c) immediately above. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of such rights and shall be entitled to exercise all of the rights and powers of an owner with respect to thereto, provided that the Trustee shall:

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                                       9


(d) hold such rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(e) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with such rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2               LEGENDED SHARE CERTIFICATES

                  AOG will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b)      the Automatic Exchange Rights.

5.3               GENERAL EXERCISE OF EXCHANGE RIGHTS

                  The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this
Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4               PURCHASE PRICE

                  The purchase price payable by Advantage Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Advantage Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Trust Unit on the last Business Day prior to such date.

                  In connection with each exercise of the Exchange Rights, Advantage Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Advantage Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Advantage Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AOG.

5.5               EXERCISE INSTRUCTIONS

                  Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AOG. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificate(s) representing the Exchangeable Shares which such Beneficiary desires Advantage

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                                       10


Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AOG and such additional documents and instruments as the Trustee, Advantage Trust, ExchangeCo and AOG may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Advantage Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Advantage Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Advantage Trust, ExchangeCo and AOG of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Advantage Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AOG.

5.6               DELIVERY OF TRUST UNITS; EFFECT OF EXERCISE

                  Promptly after the receipt of the certificate representing the Exchangeable Shares which the Beneficiary desires Advantage Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Advantage Trust or ExchangeCo, as applicable, the Trustee shall notify Advantage Trust, ExchangeCo and AOG of its receipt of the same, which notice to Advantage Trust, ExchangeCo and AOG shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Advantage Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Advantage Trust, ExchangeCo and AOG of the payment
of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Advantage Trust, ExchangeCo and AOG of the exercise of the Exchange Rights as provided in this
Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Advantage Trust or ExchangeCo, as determined by Advantage Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not delivered by Advantage Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so delivered and the balance of the purchase price, if any, has been paid by Advantage Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Trust Units, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7               EXERCISE OF EXCHANGE RIGHTS SUBSEQUENT TO RETRACTION

                  In the event that a Beneficiary has exercised its right under
Article 4 of the Share Provisions to require AOG to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AOG pursuant to Section 4.6 of the Share Provisions that AOG will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Advantage Trust, ExchangeCo or any subsidiary of Advantage Trust shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AOG pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Advantage Trust, ExchangeCo or AOG, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AOG is unable to redeem. In any such event, AOG hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AOG or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AOG is not permitted to redeem and will require Advantage Trust, ExchangeCo or a subsidiary of Advantage Trust to purchase such shares in accordance with the provisions of this Article 5.

5.8               STAMP OR OTHER TRANSFER TAXES

                  Upon any sale of Exchangeable Shares to Advantage Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such
Beneficiary: (a) shall pay (and none of Advantage Trust, ExchangeCo, AOG or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (b) shall have evidenced to the satisfaction of the Trustee, Advantage Trust, ExchangeCo and AOG that such taxes, if any, have been paid.

5.9               NOTICE OF INSOLVENCY EVENT, CALL RIGHTS NOT EXERCISED

                  As soon as practicable following the occurrence of either an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Advantage Trust, ExchangeCo and AOG shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Advantage Trust, ExchangeCo and AOG of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Advantage Trust, a notice of such Exchange Rights Trigger Event in the form provided by Advantage Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10              QUALIFICATION OF TRUST UNITS

                  Advantage Trust covenants that if any Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Advantage Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Advantage Trust for purposes of Canadian provincial securities law), Advantage Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved. Advantage Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Trust Units are then listed, quoted or posted for trading at such time.

5.11              TRUST UNITS

                  Advantage Trust and ExchangeCo hereby represent, warrant and covenant that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. Advantage Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.6 of the Support Agreement) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AOG to meet its obligations hereunder, under the Support Agreement, under the Share Provisions and under any other security or commitment pursuant to the offer with respect to which Advantage Trust may now or hereafter be required to issue Trust Units.

5.12              AUTOMATIC EXCHANGE ON LIQUIDATION OF ADVANTAGE TRUST

(a) Advantage Trust will give the Trustee written notice of each of the following events at the time set forth below:

         (i) in the event of any determination by the Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Advantage Trust or to effect any other distribution of assets of Advantage Trust among its Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

         (ii) as soon as practicable following the earlier of: (A) receipt by Advantage Trust or AOG of notice of; and (B) Advantage Trust or AOG otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Advantage Trust or to effect any other distribution of assets of Advantage Trust among its Unitholders for the purpose of winding up its affairs, in each case where Advantage Trust has failed to contest in good faith any such proceeding commenced in respect of Advantage Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Advantage Trust of notice of any event (a "Liquidation Event") contemplated by
         Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Advantage Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of Advantage Trust in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "LIQUIDATION EVENT EFFECTIVE DATE") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units (the benefit in favour of Beneficiaries of the obligation of Advantage Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as aforesaid is defined as the "AUTOMATIC EXCHANGE RIGHTS"). To effect such automatic exchange, Advantage Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Trust Unit on the sixth Business Day prior to the Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Liquidation Event Effective Date. Advantage Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Advantage Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Liquidation Event

         Effective Date, such purchase price to be paid in accordance with
         Section 5.12(d) (but less any amounts withheld pursuant to Section
         5.13).

(d)      On the fifth Business Day prior to the Liquidation Event Effective
         Date:

         (i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred;

         (ii) each Beneficiary shall be deemed to have transferred to Advantage Trust or ExchangeCo, as determined by Advantage Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

         (iii) any right of each such Beneficiary to receive declared and unpaid dividends from AOG shall be deemed to be satisfied and discharged;

         (iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Advantage Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Advantage Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Advantage Trust and ExchangeCo may reasonably require, Advantage Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13              WITHHOLDING RIGHTS

                  Advantage Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as Advantage Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the INCOME TAX ACT (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares or Trust Units, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Advantage Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Advantage Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Advantage Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14              NON-RESIDENT HOLDERS

                  Notwithstanding anything contained in this Agreement, the obligation of Advantage Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is a U.S. Person (as defined in the Share Provisions) or a resident of any foreign country, shall be satisfied by delivering the Trust Units which would have been received by the Trustee, on behalf of the affected to the transfer agent and registrar for the Exchangeable Shares who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15              NO FRACTIONAL ENTITLEMENTS

                  Notwithstanding anything contained in this Agreement, including without limitation, Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Advantage Trust and ExchangeCo shall not deliver fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, that Beneficiary (or the Trustee on behalf of the Beneficiary) shall only be entitled to receive the nearest whole number of Trust Units.


                                   ARTICLE 6
                             CONCERNING THE TRUSTEE

6.1               POWERS AND DUTIES OF THE TRUSTEE

                  The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes or appointing proxies with respect thereto in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Advantage Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f)      holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Advantage Trust, ExchangeCo and AOG under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2               NO CONFLICT OF INTEREST

                  The Trustee represents to Advantage Trust, ExchangeCo and AOG that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, either:

(a)      eliminate such material conflict of interest; or

(b)      resign in the manner and with the effect specified in Article 9.

                  If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee hereunder.

6.3               DEALINGS WITH TRANSFER AGENTS, REGISTRARS, ETC.

                  Advantage Trust, ExchangeCo and AOG irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such Trust Units, the Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Advantage Trust and AOG irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Advantage Trust covenants that it will supply its transfer agent with duly executed Trust Unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4               BOOKS AND RECORDS

                  The Trustee shall keep available for inspection by Advantage Trust, ExchangeCo and AOG at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2004, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Advantage Trust, ExchangeCo and AOG a brief report, dated as of the preceding December 31st , with respect to:

(a)      the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5               INCOME TAX RETURNS AND REPORTS

                  The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Advantage Trust, ExchangeCo and AOG). If requested by the Trustee, Advantage Trust, ExchangeCo and AOG shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6               INDEMNIFICATION PRIOR TO CERTAIN ACTIONS BY TRUSTEE

                  The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

                  None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7               ACTION OF BENEFICIARIES

                  No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8               RELIANCE UPON DECLARATIONS

                  The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9               EVIDENCE AND AUTHORITY TO TRUSTEE

                  Advantage Trust, ExchangeCo and/or AOG shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Advantage Trust, ExchangeCo and/or AOG or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Advantage Trust, ExchangeCo and/or AOG promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Advantage Trust, ExchangeCo and/or AOG written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AOG or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Advantage Trust, ExchangeCo and/or AOG, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AOG it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10              EXPERTS, ADVISERS AND AGENTS

                  The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the

         Trustee or by Advantage Trust, ExchangeCo and/or AOG or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11              INVESTMENT OF MONEYS HELD BY TRUSTEE

                  Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AOG, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AOG. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an Affiliate of the Trustee) or, with the consent of AOG, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12              TRUSTEE NOT REQUIRED TO GIVE SECURITY

                  The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13              TRUSTEE NOT BOUND TO ACT ON REQUEST

                  Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Advantage Trust, ExchangeCo and/or AOG or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14              AUTHORITY TO CARRY ON BUSINESS

                  The Trustee represents to Advantage Trust, ExchangeCo and/or AOG that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in
Article 9.

6.15              CONFLICTING CLAIMS

                  If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16              ACCEPTANCE OF TRUST

                  The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.


                                   ARTICLE 7
                                  COMPENSATION

7.1               FEES AND EXPENSES OF THE TRUSTEE

                  Advantage Trust, ExchangeCo and AOG jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors (provided however that the payment of fees to legal counsel and other experts and advisors shall be required to be pre-approved by AOG) and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Advantage Trust, ExchangeCo and AOG shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence, recklessness or willful misconduct.


                                   ARTICLE 8
                   INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1               INDEMNIFICATION OF THE TRUSTEE

                  Advantage Trust, ExchangeCo and AOG jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence or willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Advantage Trust, ExchangeCo or AOG pursuant hereto.

                  Advantage Trust, ExchangeCo and AOG shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Advantage Trust, ExchangeCo and AOG shall not relieve Advantage Trust, ExchangeCo and AOG of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Advantage Trust, ExchangeCo and AOG have under this indemnity. Subject to (ii) below, Advantage Trust, ExchangeCo and AOG shall be entitled to participate at their own expense in the defense and, if Advantage Trust, ExchangeCo and AOG so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Advantage Trust, ExchangeCo and AOG; or
(ii) the named parties to any such suit include both the Trustee and Advantage Trust, ExchangeCo or AOG and the Trustee shall have been advised by counsel acceptable to Advantage Trust, ExchangeCo or AOG that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Advantage Trust, ExchangeCo or AOG and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Advantage Trust, ExchangeCo and AOG shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2               LIMITATION OF LIABILITY

                  The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.


                                   ARTICLE 9
                                CHANGE OF TRUSTEE

9.1               RESIGNATION

                  The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Advantage Trust, ExchangeCo and AOG specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Advantage Trust, ExchangeCo and AOG otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Advantage Trust, ExchangeCo and AOG shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Advantage Trust, ExchangeCo and AOG shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2               REMOVAL

                  The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Advantage Trust, ExchangeCo and AOG, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3               SUCCESSOR TRUSTEE

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Advantage Trust, ExchangeCo and AOG and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Advantage Trust, ExchangeCo and AOG or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Advantage Trust, ExchangeCo, AOG and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4               NOTICE OF SUCCESSOR TRUSTEE

                  Upon acceptance of appointment by a successor trustee as provided herein, Advantage Trust, ExchangeCo or AOG shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Advantage Trust, ExchangeCo or AOG shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Advantage Trust, ExchangeCo and AOG.

                                   ARTICLE 10
                           ADVANTAGE TRUST SUCCESSORS

10.1              CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

                  Advantage Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Advantage Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2              VESTING OF POWERS IN SUCCESSOR

                  Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Successor, ExchangeCo and AOG shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Successor shall possess and from time to time may exercise each and every right and power of Advantage Trust under this Agreement in the name of Advantage Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors or any officers of AOG on behalf of Advantage Trust may be done and performed with like force and effect by the directors or officers of such Successor.

10.3              WHOLLY-OWNED SUBSIDIARIES

                  Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Advantage Trust with or into Advantage Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Advantage Trust provided that all of the assets of such subsidiary are transferred to Advantage Trust or another wholly-owned direct or indirect subsidiary of Advantage Trust and any such transactions are expressly permitted by this Article 10.


                                  ARTICLE 11
                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1              AMENDMENTS, MODIFICATIONS, ETC.

                  This Agreement may not be amended or modified except by an agreement in writing executed by Advantage Trust, ExchangeCo, AOG and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2              MINISTERIAL AMENDMENTS

                  Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of ExchangeCo and AOG shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of ExchangeCo and AOG and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such boards of directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Advantage Trust, ExchangeCo, AOG and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3              MEETING TO CONSIDER AMENDMENTS

                  AOG, at the request of Advantage Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AOG, the Share Provisions and all applicable laws.

11.4              CHANGES IN CAPITAL OF ADVANTAGE TRUST AND AOG

                  At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5              EXECUTION OF SUPPLEMENTAL TRUST AGREEMENTS

                  No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AOG (when authorized by a resolution of its Board of Directors), Advantage Trust (when authorized by a resolution of the Board of Directors) and ExchangeCo (when authorized by a resolution of the board of directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Successors and the covenants of and obligations assumed by each such Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Advantage Trust, ExchangeCo, AOG, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.


                                   ARTICLE 12
                                  TERMINATION

12.1              TERM

                  The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)      no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Advantage Trust, ExchangeCo and AOG elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2              SURVIVAL OF AGREEMENT

                  This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.


                                   ARTICLE 13
                                     GENERAL

13.1              SEVERABILITY

                  If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2              ENUREMENT

                  This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3              NOTICES TO PARTIES

                  All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a)      if to Advantage Trust or ExchangeCo, at:

                  c/o Advantage Oil & Gas Ltd.
                  3100, 150 - 6th Avenue S.W.
                  Calgary, Alberta  T2P 3Y7

                  Attention:        Chief Financial Officer
                  Telecopier No.:   (403) 262-0723

(b)      if to the Trustee, at:

                  Computershare Trust Company of Canada
                  600, 530 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 3S8

                  Attention:        Manager, Corporate Trust Department
                  Telecopier No.:   (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4              NOTICE TO BENEFICIARIES

                  Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AOG from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5              COUNTERPARTS

                  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6              JURISDICTIONS

                  This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7              ASSIGNMENT BY AND SUCCESSOR TO EXCHANGECO

                  Notwithstanding any other provision in this Agreement to the contrary:

(a) Any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

(b) ExchangeCo may transfer or assign its rights and interest in or under this Agreement to any Affiliate of AOG or Advantage Trust ("SUCCESSOR CORPORATION"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.8              ATTORNMENT

                  Each of the Trustee, Advantage Trust, ExchangeCo and AOG agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9              ACKNOWLEDGEMENT RESPECTING UNITHOLDER LIABILITY

                  The parties hereto acknowledge that AOG is entering into this Agreement solely on behalf of Advantage Trust and the obligations of Advantage Trust hereunder shall not be personally binding upon AOG or any of the Unitholders of Advantage Trust and that any recourse against Advantage Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Advantage Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, Advantage Trust's trust fund as defined in Advantage Trust's Trust Indenture dated April 17, 2001 between 687371 Alberta Ltd. as settlor and Computershare Trust Company of Canada as trustee, as supplemented, amended and restated as of June 25, 2002, May 28, 2003 and May 26, 2004.

                  IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.


ADVANTAGE ENERGY INCOME FUND,                ADVANTAGE OIL & GAS LTD.
by its authorized attorney,
ADVANTAGE OIL & GAS LTD.


By:    /s/ Peter Hanrahan                    By:    /s/ Peter Hanrahan
       ------------------------------               ----------------------------
Name:  PETER HANRAHAN                        Name:  PETER HANRAHAN
Title: Chief Financial Officer               Title: Chief Financial Officer



ADVANTAGE EXCHANGECO LTD.                    COMPUTERSHARE TRUST COMPANY OF
                                             CANADA


By:    /s/ Peter Hanrahan                    By:    /s/ Dan Sander
       ------------------------------               ----------------------------
Name:  PETER HANRAHAN                        Name:
Title: Secretary

                                             By:    /s/ Jacqueline M. Spink
                                                    ----------------------------
                                             Name: